SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, D.C. 20549

                                 SCHEDULE 13G/A
                                (Rule 13d-102)


             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULES 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED
                           PURSUANT TO RULE 13d-2(b)

                                (Amendment No.9)


                                West Marine, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                                 Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                  954235 10 7
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                                April 22, 2002
--------------------------------------------------------------------------------
            (Date of Event Which Requires Filing of this Statement)


     Check the  appropriate  box to  designate  the rule  pursuant to which this
Schedule is filed:

          [_]  Rule 13d-1(b)

          [_]  Rule 13d-1(c)

          [x]  Rule 13d-1(d)


     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.954235 10 7               13G/A                    Page 2 of 6 Pages


________________________________________________________________________________
1.   NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

     Randolph K. Repass

________________________________________________________________________________
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [_]

________________________________________________________________________________
3.   SEC USE ONLY



________________________________________________________________________________
4.   CITIZENSHIP OR PLACE OF ORGANIZATION

     USA

________________________________________________________________________________
  NUMBER OF    5.   SOLE VOTING POWER

   SHARES           6,326,658
               _________________________________________________________________
BENEFICIALLY   6.   SHARED VOTING POWER

  OWNED BY          278,600
               _________________________________________________________________
    EACH       7.   SOLE DISPOSITIVE POWER

  REPORTING         6,326,658
               _________________________________________________________________
   PERSON      8.   SHARED DISPOSITIVE POWER

    WITH            278,600
________________________________________________________________________________
9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     6,605,258 (See Item 6)

________________________________________________________________________________
10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

                                                                          [_]

________________________________________________________________________________
11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

     Approximately 34.9% (based on 18,931,047 shares of common stock outstanding as March 30, 2002)

________________________________________________________________________________
12.  TYPE OF REPORTING PERSON*

     IN

________________________________________________________________________________
                     *SEE INSTRUCTIONS

CUSIP No. 954235 10 7              13G/A                   Page 3 of 6 Pages



Item 1(a).  Name of Issuer:

                West Marine, Inc.

            ____________________________________________________________________

Item 1(b).  Address of Issuer's Principal Executive Offices:

                500 Westridge Drive, Watsonville, CA 95076-4100

            ____________________________________________________________________

Item 2(a).  Name of Person Filing:

                Randolph K. Repass

            ____________________________________________________________________

Item 2(b).  Address of Principal Business Office, or if None, Residence:

                500 Westridge Drive, Watsonville, CA 95076-4100

            ____________________________________________________________________

Item 2(c).  Citizenship:

                USA

            ____________________________________________________________________

Item 2(d).  Title of Class of Securities:

                Common Stock

            ____________________________________________________________________

Item 2(e).  CUSIP Number:

                954235 10 7

            ____________________________________________________________________

Item 3. If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

     (a)  [_]  Broker or dealer registered under Section 15 of the Exchange Act.

     (b)  [_]  Bank as defined in Section 3(a)(6) of the Exchange Act.

     (c)  [_]  Insurance  company as defined in Section 3(a)(19) of the Exchange
               Act.

     (d) [_] Investment company registered under Section 8 of the Investment Company Act.

     (e)  [_]  An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

     (f) [_] An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

     (g) [_] A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

     (h) [_] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

     (i) [_] A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;

     (j)  [_]  Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

   If this statement is filed pursuant to Rule 13(d)-1(c), check this box [_]

CUSIP No. 954235 10 7                 13G/A                  Page 4 of 6 Pages


Item 4.  Ownership.

     Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

     (a)  Amount beneficially owned:
                6,605,258 shares (See Item 6)
          ______________________________________________________________________

     (b)  Percent of class:
                Approximately 34.9% (based on 18,931,047 shares of common
                                     stock outstanding as of March 30, 2002)
          ______________________________________________________________________

     (c)  Number of shares as to which such person has:

          (i)   Sole power to vote or to direct the vote    6,326,658,


          (ii)  Shared power to vote or to direct the vote    278,600,


          (iii) Sole power to dispose or to direct the disposition of 6,326,658,


          (iv)  Shared power to dispose or to direct the disposition of 278,600



Item 5.  Ownership of Five Percent or Less of a Class.

                Not applicable

         _______________________________________________________________________

Item 6.  Ownership of More Than Five Percent on Behalf of Another Person.

                Of the 6,605,258 shares shown as beneficially owned by Mr. Repass, (a) 6,307,758 are held in the name of Randolph K. Repass, Trustee of the Randolph K. Repass 1996 Revocable Trust dated
         June 25, 1996, (b) 18,900 shares are held by his minor son, (c) 251,600 shares are held in the name of his wife and (d) 27,000 shares are subject to a right to acqure within 60 days by exercise of options granted to his wife. Mr. Repass disclaims beneficial ownership of the shares and options to purchase shares held by his wife.

         _______________________________________________________________________

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

                Not applicable

         _______________________________________________________________________

Item 8.  Identification  and  Classification  of Members of the Group.

                Not applicable

         _______________________________________________________________________

Item 9.  Notice of Dissolution of Group.

                Not applicable

          ______________________________________________________________________

Item 10.  Certification.

                Not applicable

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                                   April 26, 2002
                                        ----------------------------------------
                                                        (Date)


                                              /s/ Randolph K. Repass
                                        ----------------------------------------
                                                      (Signature)


                                                 Randolph K. Repass
                                        ----------------------------------------
                                                      (Name/Title)